Exhibit 99.1

VMware Signs Definitive Agreement to Acquire Pivotal Software

Accelerates Any Cloud, Any App, Any Device Strategy

Positions VMware to deliver the most comprehensive enterprise-grade Kubernetes-based portfolio for Modern Applications

$11.71 Blended Price Per Share; $15 Cash Per Share for Public Stockholders

Enterprise Value of $2.7 billion

PALO ALTO, Calif., August 22, 2019 – VMware, Inc. (NYSE: VMW), a leading innovator in enterprise software, and Pivotal Software, Inc. (NYSE: PVTL), a leading cloud-native platform provider, today announced that the companies have entered into a definitive agreement under which VMware will acquire Pivotal for a blended price per share of $11.71, comprised of $15 per share in cash to Class A stockholders, and the exchange of shares of VMware’s Class B common stock for shares of Pivotal Class B common stock held by Dell Technologies, at an exchange ratio of 0.0550 shares of VMware Class B stock for each share of Pivotal Class B stock. In total, the merger consideration represents an enterprise value for Pivotal of $2.7 billion. The Board of Directors of each of VMware and Pivotal have approved this transaction, following the recommendations of special committees composed of independent directors of each company. Following the close of the transaction, VMware will be positioned to deliver the most comprehensive enterprise-grade Kubernetes-based portfolio for modern applications.

Pivotal is a technology leader that is transforming the way the world’s largest companies build and run software applications. For the last six years, Pivotal has been at the leading-edge of modern software development, helping organizations transform how they build and run their most important applications. Pivotal offers a powerful set of assets including a leading developer-centric platform, tools and services that accelerate modern app development. Additionally, Pivotal is a major contributor to the Spring developer framework, which sees more than 75 million downloads per month. The company is fully embracing Kubernetes with the recent launch of Pivotal Spring Runtime for Kubernetes and the upcoming Pivotal Application Service for Kubernetes.

VMware and Pivotal share a long history of collaboration and joint innovation, reflected in the co-development and launch of VMware Pivotal Container Service (PKS) in February of 2018. VMware has increased its Kubernetes-related investments over the past year with the acquisition of Heptio, and the Kubernetes founders, to become one of the top three contributors to Kubernetes. The combination of Pivotal’s developer experience and assets with VMware’s IT expertise and infrastructure will help deliver a comprehensive portfolio of products, tools and services necessary to build, run and manage modern applications on Kubernetes infrastructure with velocity and efficiency.

“Kubernetes is emerging as the de facto standard for multi-cloud modern apps. We are excited to combine Pivotal’s development platform, tools and services with VMware’s infrastructure capabilities to deliver a comprehensive Kubernetes portfolio to build, run and manage modern applications,” said Pat Gelsinger, CEO of VMware. “Importantly, adding Pivotal to our platform, accelerates our broader Any Cloud, Any App, Any Device vision and reinforces our leadership position in modern multi-cloud IT infrastructure.”

“The time is ideal to join forces with VMware, an industry leader who shares our commitment to open source community contributions and our focus on adding developer value on top of Kubernetes,” said Rob Mee, CEO, Pivotal. “VMware has a proven track record of helping organizations run and manage consistent infrastructure in support of mission critical applications, and our two companies have already built a strong foundation on our successful VMware PKS collaboration. We look forward to continuing our work with VMware to provide even more value to customers building modern applications.”

“The VMware Board of Directors is committed to creating value for all stockholders,” said Karen Dykstra, Chairperson of the Special Committee of VMware’s Board of Directors. “After a thorough and independent evaluation with its advisors, and working closely with the VMware management team, the Special Committee recommended the Board approve this transaction with Pivotal given its strong strategic and long-term value to the company and its customers.”

Details Regarding the Transaction

Under the terms of the transaction, Pivotal’s Class A common stockholders will receive $15.00 per share cash for each share held, and Pivotal’s Class B common stockholder, Dell Technologies, will receive approximately 7.2 million shares of VMware Class B common stock, at an exchange ratio of 0.0550 shares of VMware Class B common stock for each share of Pivotal Class B common stock. This transaction, in aggregate, results in an expected net cash payout for VMware of $0.8 billion. The impact of equity issued to Dell Technologies would increase its ownership stake in VMware by approximately 0.34 percentage points to 81.09% based on the shares currently outstanding. VMware currently holds 15 percent of fully-diluted outstanding shares of Pivotal. The transaction is expected to be funded through cash on the balance sheet, accessing short-term borrowing capacity, and approximately 7.2 million shares of VMware Class B common stock to Dell. Closing of the transaction is subject to customary closing conditions including the approval of the merger agreement by the holders of at least a majority of the outstanding shares of Pivotal common stock not owned by VMware or Dell Technologies or their affiliates (a “majority-of-the-minority” vote) and is expected in the second half of VMware’s fiscal year 2020, which ends January 31, 2020.

Advisors

J.P. Morgan Securities LLC served as financial advisor and Wilson Sonsini Goodrich & Rosati served as legal counsel to VMware. Lazard served as financial advisor and Gibson, Dunn & Crutcher LLP served as legal counsel to the Special Committee of the VMware Board of Directors. Davis Polk & Wardwell LLP served as legal counsel to Pivotal. Morgan Stanley & Co. LLC served as financial advisor and Latham & Watkins, LLP served as legal counsel to the Special Committee of the Pivotal Board of Directors.

Investor’s Conference Call

The company will host a previously-announced conference call today at 1:30 p.m. PT/ 4:30 p.m. ET to review financial results, discuss the proposed transaction, and business outlook. A live web broadcast of the event will be available on the VMware investor relations website at http://ir.vmware.com. Slides will accompany the web broadcast. The replay of the webcast and slides will be available on the website for two months. In addition, six quarters of historical data for unearned revenue will also be made available at http://ir.vmware.com in conjunction with the conference call.

Pivotal will report financial results for the second quarter fiscal year 2020, which ended on August 2, 2019, on Wednesday, September 4, 2019 following the close of market. Given today’s announcement, Pivotal will not be hosting a conference call to discuss the financial results.

About Pivotal

Pivotal combines our cloud-native platform, developer tools, and unique methodology to help the world’s largest companies transform the way they build and run their most important software applications. Our technology is used by Global 2000 companies to achieve strategic advantages in software development and IT operations. Learn more at pivotal.io.

About VMware

VMware software powers the world’s complex digital infrastructure. The company’s cloud, networking and security, and digital workspace offerings provide a dynamic and efficient digital foundation to customers globally, aided by an extensive ecosystem of partners. Headquartered in Palo Alto, California, VMware is committed to being a force for good, from its breakthrough innovations to its global impact. For more information, please visit https://www.vmware.com/company.html.

Forward-Looking Statements

This press release contains forward-looking statements including, among other things, statements regarding the proposed acquisition of Pivotal Software by VMware, such as: the amount and type of consideration expected to be paid for each acquisition; the net cash and equity payouts and dilutive impact on VMware; the sources of funding for the acquisitions, including VMware’s ability to access short-term borrowing; the expected timing for the acquisitions; the growth opportunities and expansion of VMware’s offerings associated with each acquisition and potential benefits to VMware and its customers. These forward-looking statements are subject to applicable safe harbor provisions under federal securities laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (1) the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all; (2) uncertainties as to the outcome of the vote by Pivotal stockholders to approve the Pivotal acquisition; (3) the possibility that the acquisition does not close; (4) the possibility that competing offers may be made; (5) risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; (6) the risk that the business will not be integrated successfully; (7) disruption from the transactions making it more difficult to maintain business and operational relationships; (8) negative effects of this announcement or the consummation of the proposed acquisition on the market price of VMware’s common stock, credit ratings and operating results; (9) the risk of litigation and regulatory actions related to the proposed acquisition; (10) other business effects, including the effects of industry, market, economic, political or regulatory conditions; and (11) other unexpected costs or delays in connection with the acquisition. These forward-looking statements are made as of the date of this press release, are based on current expectations and are subject to uncertainties and changes in condition, significance, value and effect as well as other risks detailed in documents filed with the Securities and Exchange Commission, including VMware’s and Pivotal’s most recent reports on Form 10-K and Form 10-Q and current reports on Form 8-K that we may file from time to time, which could cause actual results to vary from expectations. VMware and Pivotal assume no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this release.

Additional Information about the Pivotal Acquisition and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger with Pivotal Software (the “Pivotal Merger”). This communication does not constitute an offer to sell or the solicitation of an offer to buy VMware securities or the solicitation of any vote or approval. The proposed Pivotal Merger will be submitted to Pivotal’s stockholders for their consideration. In connection with the proposed transaction, Pivotal intends to file a proxy statement and other relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies by Pivotal, the Company and Dell Technologies in connection with the proposed transaction. The definitive proxy statement will be mailed to Pivotal’s stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF PIVOTAL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pivotal with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov.

In addition, Pivotal’s stockholders may obtain free copies of the documents filed with the SEC through the Investors portion of Pivotal’s website at www.pivotal.io/investors or by contacting Pivotal’s Investor Relations Department via e-mail at ir@pivotal.io.

Pivotal, VMware, Dell Technologies Inc. and certain of their respective executive officers, directors, other members of management and employees, may under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from Pivotal’s stockholders in connection with the proposed transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in Pivotal’s preliminary and definitive proxy statements when filed with the SEC and other relevant documents to be filed with the SEC in connection with the proposed transaction, each of which can be obtained free of charge from the sources indicated above when they become available. Information regarding certain of these persons and their beneficial ownership of Pivotal’s common stock is also set forth in Pivotal’s proxy statement for its 2019 annual meeting of stockholders filed on May 3, 2019 with the SEC, which may be obtained free of charge from the sources indicated above.

Media Contact

Michael Thacker

VMware Global PR

mthacker@vmware.com

650-427-4454